UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

RESOLUTION BY THE COLOMBIAN SUPERINTENDENCY OF INDUSTRY AND TRADE
CONFIRMING SANCTION AGAINST BANCOLOMBIA S.A.
Medellín, Colombia, November 20, 2007
Pursuant to Resolution No. 37288 notified today, the Superintendency of Industry and Trade (the “Superintendency”) confirmed a sanction of Ps. 207 million imposed on August 3, 2007 against BANCOLOMBIA S.A. (“Bancolombia”). The sanction was imposed after Bancolombia failed to comply with an information request made by the Superintendency. Bancolombia considered that the information request was inappropriate at the time.
Bancolombia is currently analyzing the possibility of contesting the sanction before the appropriate forum. Bancolombia will nevertheless provide the requested information to the Superintendency.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 20, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance